Exhibit 99.26

Volaris Reports January 2020 Traffic Results,

Passenger Growth of 17%, Load Factor of 87%

Mexico City, Mexico. February 5, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reported January 2020 preliminary traffic results.

In January 2020, capacity measured by ASMs (Available Seat Miles) increased by 11.5% vs the same period of last year. In January 2020, demand measured by RPMs (Revenue Passenger Miles) increased by 18.4% year over year. Volaris transported a total of 1.9 million passengers during the month of January, an increase of 17.1% year over year. Network load factor for January 2020 was 86.5%, an increase of 5.0 pp year over year.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commented on the traffic results for January 2020: “The significant healthy capacity growth in terms of ASMs was driven by better aircraft utilization and solid passenger demand in domestic and international markets.”

The following table summarizes Volaris traffic results for the month and year-to-date.

	January 2020	January 2019	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,313	1,117	17.6%
International	607	504	20.4%
Total	1,920	1,621	18.4%
ASMs (in millions, scheduled & charter)
Domestic	1,537	1,363	12.7%
International	684	628	8.9%
Total	2,221	1,991	11.5%
Load Factor (in %, scheduled)
Domestic	85.5%	82.0%	3.5 pp
International	88.7%	80.6%	8.1 pp
Total	86.5%	81.5%	5.0 pp
Passengers (in thousands, scheduled & charter)
Domestic	1,514	1,299	16.5%
International	425	357	19.1%
Total	1,939	1,656	17.1%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 190 and its fleet from four to 82 aircraft. Volaris offers more than 399 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for ten consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100